Exhibit 4.06

AGREEMENT TO FURNISH CERTAIN DEBT AGREEMENTS

Upon request of the Securities and Exchange Commission we will provide the following debt agreements not filed herewith.

1. Bond resolution dated December 6, 1983 with the Industrial Development Authority of the County of Maricopa authorizing the issuance of a $4,400,000 Industrial Revenue Bond.

2. Agreement dated April 28, 2003 with SunTrust Bank for a demand note in the amount of $10.0 million.